Contact

www.linkedin.com/in/ross-maguire-77093b40 (LinkedIn)

Top Skills

Civil Engineering
Construction Management
Construction

Ross Maguire

Welcome to the Next Dimension of Living
United States

Summary

Over a decade of front line construction & engineering experience - committed to ensuring client gratification, guiding design development to achieve & surpass client desires whilst always keeping two eyes on live & anticipated costs, two hands on swift & precise delivery whilst maintaining two feet on the ground - providing open and honest communication from beginning to end with every benefactor of the process

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Experience

Azure Printed Homes
Co-Founder
February 2021 - Present (4 years 4 months)
Los Angeles, California, United States

Watch this space...

Azure Construction
Co-Founder and Director of Construction
October 2019 - Present (5 years 8 months)
Los Angeles, California

Maguire Construction Management Ltd
Director
October 2011 - October 2019 (8 years 1 month)
London and South East

Successfully operating through Maguire Construction Management Ltd since 2011.

Managing internal refurbishments and new builds in all aspects of construction; residential and commercial across London.

Turnkey Office Interiors Ltd
Project Manager
November 2011 - December 2018 (7 years 2 months)

London and South East England

Project managing commercial, defence and residential Fit-Out Projects in London and the South East.

Carillion

Construction Manager

September 2009 - October 2011 (2 years 2 months)

Worked operationally on delivering a number of commercial and residential builds including a refurbishment.

Clients included the MOD, Grosvenor Estates and Native Land.

Education

University of Nottingham

MEng, Civil Engineering · (2004 - 2008)